Exhibit 99.1
FOR IMMEDIATE RELEASE

ASX AND MEDIA RELEASE	(ASX: SGM, NYSE:SMS)	27 October 2010
SIMS METAL MANAGEMENT ANNOUNCES AGREEMENT TO ACQUIRE
ASSETS OF COMMERCIAL METAL RECYCLING SERVICES
Sims Metal Management, the world’s largest listed metal and electronic recycling company, today announced that its subsidiary Sims Group Australia Holdings Limited (SimsMM Australia) had signed an agreement for the purchase of the assets of Commercial Metal Recycling Services (CMRS).
CMRS is a metal recycler that operates a network of eight yards across Queensland, Australia. The company operates from three locations in Brisbane, and five regional centres in Townsville, Cairns, Toowoomba, Gladstone and the Sunshine Coast. CMRS collects approximately seventy five thousand tonnes of ferrous scrap and seven thousand tonnes of non-ferrous scrap per annum.
Darron McGree, Managing Director of SimsMM Australia, said “CMRS is a good strategic fit for our Queensland metal recycling business due to its diverse geographic footprint and strong local capability.”
The acquisition is subject to clearance from the Australian Competition & Consumer Commission. The financial terms of the transaction were not disclosed, however, the purchase price consideration is not material to Sims Metal Management Limited.
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F/A, which we filed with the SEC on 14 April 2010.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
All references to currencies, unless otherwise stated, reflect measures in Australian dollars.
About Sims Metal Management
Sims Metal Management (www.simsmm.com) is the world’s largest listed metal recycler with approximately 230 facilities and 5,600 employees globally. Sims’ core businesses are metal recycling and recycling solutions. Sims Metal Management generated approximately 90 per cent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in fiscal 2010. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS).
For further information contact

Dan Dienst		Rob Larry
Group Chief Executive Officer	or	Group Chief Financial Officer
Tel: +1 212 500 7410		Tel: +1 312 644 8205